UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2019

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant’s name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QUARTERLY REPORT
For the three and six month periods ended June 30, 2019

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

By:	/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
July 30, 2019

Introductory Note

In this quarterly report, references to “we,” “us,” “our” or the “RGHL Group” are to Reynolds Group Holdings Limited (“RGHL”) and its consolidated subsidiaries, unless otherwise indicated.

Certain financial information that is normally included in annual financial statements, including certain financial statement notes, is not required for interim reporting purposes and has been condensed or omitted in this quarterly report. Our annual report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2019 (the “Annual Report”) also includes certain other information about our business, including risk factors and more detailed descriptions of our businesses, which is not included in this quarterly report. This quarterly report should be read in conjunction with the Annual Report, including the consolidated financial statements and notes thereto included therein. The SEC maintains an internet site at https://www.sec.gov, from which interested persons can electronically access the Annual Report including the exhibits thereto. The Annual Report can also be found at www.reynoldsgroupholdings.com, or a copy will be provided free of charge upon written request to Mr. Joseph Doyle, RGHL Group Legal Counsel, 1900 West Field Court, Lake Forest, Illinois, 60045.

We have prepared this quarterly report pursuant to (i) the requirements of the indentures that govern our senior secured notes and our senior notes, excluding the Pactiv Notes (as defined below), and (ii) the credit agreement with our lenders governing our senior secured credit facilities (the “Credit Agreement”). Our outstanding notes include:

•	Notes covered by an effective registration statement filed with the SEC, comprised of:

•	the 5.750% Senior Secured Notes due 2020; and

•	the 6.875% Senior Secured Notes due 2021;

•	Notes not covered by an effective registration statement filed with the SEC, comprised of:

•	the Floating Rate Senior Secured Notes due 2021;

•	the 5.125% Senior Secured Notes due 2023;

•	the 7.000% Senior Notes due 2024; and

•	the 7.950% Debentures due 2025 and the 8.375% Debentures due 2027 (collectively, the “Pactiv Notes”).

The senior secured notes are referred to as the “Reynolds Senior Secured Notes.” The senior notes are referred to as the “Reynolds Senior Notes.” The Reynolds Senior Secured Notes and the Reynolds Senior Notes are collectively referred to as the “Reynolds Notes.”

The indentures governing these notes, as well as our Credit Agreement, are described more fully in our Annual Report. Additionally, refer to note 11 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for more information.

Non-GAAP Financial Measures

In this quarterly report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, related party management fees, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs, strategic review costs and equity method profit not distributed in cash. These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management. They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), generally accepted accounting principles in the United States of America (“U.S. GAAP”), or other generally accepted accounting principles, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period or operating cash flows determined in accordance with IFRS, nor should they be considered as substitutes for the information contained in our financial statements prepared in accordance with IFRS included in this quarterly report. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. For additional information regarding the non-GAAP financial measures used by management, refer to note 4 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Forward-Looking Statements

This quarterly report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,” “could,” “may,” “might,” “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•	risks related to future costs of raw materials, energy and freight, including the impact of tariffs, trade sanctions and similar matters affecting our importation of certain raw materials;

•	risks related to economic downturns in our target markets;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to the impact of a loss of any of our key manufacturing facilities;

•	risks related to our dependence on key management and other highly skilled personnel;

•	risks related to the consolidation of our customer bases, loss of a significant customer, competition and pricing pressure;

•	risks related to any potential supply of faulty or contaminated products;

•	risks related to exchange rate fluctuations;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to pension plans sponsored by us and others in our control group;

•	risks related to strategic transactions, including completed and future acquisitions or dispositions;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to information security, including a cybersecurity breach or a failure of one or more of our information technology systems, networks, processes or service providers;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility; and

•	risks related to increases in interest rates which would increase the cost of servicing our variable rate debt instruments.

The risks described above and the risks disclosed in or referred to in “Part II - Other Information — Item 1A. Risk Factors” in this quarterly report and in “Part I — Item 3. Key Information — Risk Factors” of our Annual Report are not exhaustive. Other sections of this quarterly report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this quarterly report.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.

Refer to the attached F pages of this quarterly report for our interim unaudited condensed consolidated financial statements and notes thereto for the three and six month periods ended June 30, 2019 and June 30, 2018.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

RGHL was incorporated on May 30, 2006 under the Companies Act 1993 of New Zealand. We are a leading global manufacturer and supplier of consumer food, beverage and foodservice packaging products. We are one of the largest consumer food, beverage and foodservice packaging companies in the United States, as measured by revenue, with leading market positions in many of our product lines based on management’s analysis of industry data. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies, and small local businesses. We primarily serve the consumer, food, beverage and foodservice market segments. We operate through five segments: Reynolds Consumer Products, Pactiv Foodservice, Graham Packaging, Evergreen and Closures.

Our Segments

Reynolds Consumer Products

Reynolds Consumer Products is a leading manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands such as Reynolds® and Hefty®, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America. Substantially all revenue for Reynolds Consumer Products comes from the U.S. and Canada.

Pactiv Foodservice

Pactiv Foodservice is a leading manufacturer of various foodservice and food packaging products serving the foodservice industry, which includes food processors, restaurants and supermarkets. Pactiv Foodservice offers a comprehensive range of products including tableware items, clear plastic containers, foam containers, paperboard containers, aluminum containers, microwaveable containers, clear rigid-display packaging, molded fiber and plastic egg cartons, foam and rigid trays, absorbent tray pads and plastic film. Pactiv Foodservice has a large customer base and operates primarily in North America.

Graham Packaging

Graham Packaging is a leading designer and manufacturer of value-added, custom blow-molded plastic containers for branded consumer products. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America.

Evergreen

Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk markets. Fresh carton packaging, most predominant in North America, is primarily used for beverages that require a cold-chain distribution system. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America.

Closures

Closures is a leading manufacturer of plastic and aluminum beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. Closures' products also serve the liquid dairy, food, beer and liquor and automotive fluid markets. In addition to supplying plastic and aluminum caps and closures, Closures also offers high speed rotary capping equipment, which secures caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America.

We are currently undertaking a strategic review of our Closures business. This review may result in a decision to sell some or all of that business, though no decision has been made at this time to do so.

Key Factors Influencing Our Financial Condition and Results of Operations

The following discussion should be read in conjunction with “Key Factors Influencing Our Financial Condition and Results of Operations” in “Part I — Item 5. Operating and Financial Review and Prospects” of our Annual Report, which discusses further key factors influencing our financial condition and results of operations.

Substantial Leverage

The five segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings, including recurring interest costs and transaction-related debt commitment fees. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of June 30, 2019, our total indebtedness of $11,054 million was comprised of the outstanding principal amounts of our borrowings. As reflected in our consolidated statement of financial position, we had total borrowings of $11,002 million, consisting of total indebtedness net of unamortized transaction costs, original issue discounts and embedded derivatives. For more information regarding our external borrowings, refer to note 11 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Raw Materials and Energy Prices

Our results of operations, and the gross margins corresponding to each of our segments, are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are plastic resins, aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products.

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, paperboard, aluminum

•	Graham Packaging — resin

•	Evergreen — fiber, resin

•	Closures — resin

Historical index prices of resin, aluminum and paperboard for the past two years are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

Source: IHS Inc.

Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products.

Source: Platts Metals Weekly

Aluminum prices can fluctuate significantly as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and production costs in major production regions.

Source: RISI, Inc.

The prices of cupstock and cartonboard may fluctuate due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations.

Results of Operations

The following discussion should be read in conjunction with the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Detailed comparisons of revenue and results of operations are presented in the discussions of the operating segments, which follow the RGHL Group results discussion.

Three month period ended June 30, 2019 compared to the three month period ended June 30, 2018

RGHL Group

	For the three month period ended June 30,
(In $ million, except for %)	2019	% of revenue	2018	% of revenue	Change	% change
Revenue	2,648	100%	2,739	100%	(91)	(3)%
Cost of sales	(2,080)	(79)%	(2,183)	(80)%	103	5%
Gross profit	568	21%	556	20%	12	2%
Selling, marketing and distribution expenses/General and administration expenses	(275)	(10)%	(248)	(9)%	(27)	(11)%
Net other income (expenses)	(34)	(1)%	(23)	(1)%	(11)	(48)%
Profit from operating activities	259	10%	285	10%	(26)	(9)%
Financial income	15	1%	42	2%	(27)	(64)%
Financial expenses	(164)	(6)%	(250)	(9)%	86	34%
Net financial income (expenses)	(149)	(6)%	(208)	(8)%	59	28%
Profit (loss) before income tax	110	4%	77	3%	33	43%
Income tax (expense) benefit	(33)	(1)%	(21)	(1)%	(12)	(57)%
Profit (loss) for the period	77	3%	56	2%	21	38%
Depreciation and amortization	186	7%	162	6%	(24)	(15)%
RGHL Group Adjusted EBITDA(1)	521	20%	485	18%	36	7%

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to this financial measure.

Revenue. Revenue decreased by $91 million, or 3%.The decrease was primarily due to lower sales volume, an unfavorable foreign currency impact and the impact of business divestitures.

Cost of Sales. Cost of sales decreased by $103 million, or 5%. The decrease was primarily due to lower raw material costs and lower sales volume, partially offset by higher manufacturing costs. The adoption of the new lease accounting standard, IFRS 16 “Leases,” resulted in a portion of operating lease expense now being classified as depreciation expense (refer to note 2 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report).

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $27 million, or 11%. The increase was primarily due to higher employee-related costs.

Net Other. Net other expenses increased by $11 million to $34 million. The increase was primarily due to higher asset impairment charges related to plant rationalizations and an unfavorable change in unrealized gains and losses on derivatives, partially offset by a favorable foreign currency impact.

Net Financial Income (Expenses). Net financial expenses decreased by $59 million to $149 million. The decrease was primarily due to a favorable change of $105 million in the fair value of derivatives, partially offset by a $36 million unfavorable foreign currency impact and a $13 million increase in interest expense. For more information regarding financial income (expenses) and borrowings, refer to notes 7 and 11, respectively, of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Income Tax. We recognized income tax expense of $33 million on income before income tax of $110 million (an effective tax rate of 30%) in the three month period ended June 30, 2019 as compared to income tax expense of $21 million on income before income tax of $77 million (an effective tax rate of 27%) for the three month period ended June 30, 2018. Factors that have contributed to the effective tax rate include (i) the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates, (ii) the inability to realize a tax benefit for interest expense and losses in certain jurisdictions and (iii) changes in uncertain tax positions. For further information, including a reconciliation of income tax expense, refer to note 8 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Depreciation and Amortization. Depreciation and amortization increased by $24 million. The increase was primarily due to the impact of the new lease accounting standard.

Impact of IFRS 16. The adoption of the new lease accounting standard, IFRS 16, has resulted in a portion of operating lease expense being classified as depreciation and interest expense. Under the transition method chosen by the RGHL Group, the comparative information has not been restated. For further information, refer to note 2 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. The following table sets out the benefit to Adjusted EBITDA by segment for the three month period ended June 30, 2019:

(In $ million)	For the three month period ended June 30, 2019
Reynolds Consumer Products	3
Pactiv Foodservice	10
Graham Packaging	8
Evergreen	2
Closures	2
Corporate/Unallocated	—
Total impact of IFRS 16 on Adjusted EBITDA(1)	25

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to this financial measure.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the three month period ended June 30,
(In $ million)	2019	2018
Profit from operating activities	259	285
Depreciation and amortization	186	162
RGHL Group EBITDA(1)	445	447
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	17	9
(Gain) loss on sale of businesses and non-current assets	14	9
Non-cash pension expense	18	14
Operational process engineering-related consultancy costs	6	2
Related party management fee	8	7
Restructuring costs, net of reversals	6	2
Strategic review costs	6	—
Unrealized (gain) loss on derivatives	(2)	(6)
Other	3	1
RGHL Group Adjusted EBITDA(1)	521	485
Segment detail of Adjusted EBITDA:
Reynolds Consumer Products	182	156
Pactiv Foodservice	169	149
Graham Packaging	95	95
Evergreen	52	62
Closures	36	34
Corporate/Unallocated(2)	(13)	(11)
RGHL Group Adjusted EBITDA	521	485

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Consumer Products Segment

	For the three month period ended June 30,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	758	95%	755	95%	3	—%
Inter-segment revenue	38	5%	42	5%	(4)	(10)%
Total segment revenue	796	100%	797	100%	(1)	—%
Cost of sales	(565)	(71)%	(590)	(74)%	25	4%
Gross profit	231	29%	207	26%	24	12%
Selling, marketing and distribution expenses/ General and administration expenses	(72)	(9)%	(72)	(9)%	—	—%
Net other income (expenses)	1	—%	1	—%	—	—%
Profit from operating activities	160	20%	136	17%	24	18%
Reynolds Consumer Products segment Adjusted EBITDA	182	23%	156	20%	26	17%

Revenue. Total segment revenue decreased by $1 million. The decrease was primarily due to decreased sales volume, partially offset by higher pricing.

Cost of Sales. Cost of sales decreased by $25 million, or 4%. This decrease was primarily due to lower raw material costs and decreased sales volume, partially offset by higher manufacturing costs. For the three month periods ended June 30, 2019 and June 30, 2018, raw material costs accounted for 61% and 65% of Reynolds Consumer Products’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses remained flat at $72 million.

Net Other. Net other income remained flat at $1 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the three month period ended June 30,
(In $ million)	2019	2018
Profit from operating activities	160	136
Depreciation and amortization	23	21
EBITDA	183	157
Included in Reynolds Consumer Products segment EBITDA:
Other	(1)	(1)
Reynolds Consumer Products segment Adjusted EBITDA	182	156

Pactiv Foodservice Segment

	For the three month period ended June 30,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	842	88%	844	86%	(2)	—%
Inter-segment revenue	110	12%	135	14%	(25)	(19)%
Total segment revenue	952	100%	979	100%	(27)	(3)%
Cost of sales	(773)	(81)%	(813)	(83)%	40	5%
Gross profit	179	19%	166	17%	13	8%
Selling, marketing and distribution expenses/ General and administration expenses	(77)	(8)%	(69)	(7)%	(8)	(12)%
Net other income (expenses)	(21)	(2)%	(17)	(2)%	(4)	(24)%
Profit from operating activities	81	9%	80	8%	1	1%
Pactiv Foodservice segment Adjusted EBITDA	169	18%	149	15%	20	13%

Revenue. Total segment revenue decreased by $27 million, or 3%. The decrease was primarily due to lower inter-segment revenues and the impact of business divestitures, partially offset by favorable volume with external customers.

Cost of Sales. Cost of sales decreased by $40 million, or 5%. The decrease was primarily due to lower raw material costs and the impact of business divestitures, partially offset by higher logistics and manufacturing costs. For the three month periods ended June 30, 2019 and June 30, 2018, raw material costs accounted for 56% and 58% of Pactiv Foodservice’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $8 million, or 12%. The increase was primarily due to higher employee-related costs and higher operational process engineering-related consultancy costs, which has been included in the segment’s Adjusted EBITDA calculation.

Net Other. Net other expenses increased by $4 million to $21 million. The increase was primarily due to an unfavorable change in gains and losses on sale of businesses and non-current assets, partially offset by lower asset impairment charges. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the three month period ended June 30,
(In $ million)	2019	2018
Profit from operating activities	81	80
Depreciation and amortization	59	49
EBITDA	140	129
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	1	4
(Gain) loss on sale of businesses and non-current assets	22	15
Operational process engineering-related consultancy costs	6	2
Unrealized (gain) loss on derivatives	(2)	(4)
Other	2	3
Pactiv Foodservice segment Adjusted EBITDA	169	149

Graham Packaging Segment

	For the three month period ended June 30,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	499	100%	541	100%	(42)	(8)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	499	100%	541	100%	(42)	(8)%
Cost of sales	(431)	(86)%	(466)	(86)%	35	8%
Gross profit	68	14%	75	14%	(7)	(9)%
Selling, marketing and distribution expenses/General and administration expenses	(45)	(9)%	(44)	(8)%	(1)	(2)%
Net other income (expenses)	(12)	(2)%	1	—%	(13)	NM
Profit from operating activities	11	2%	32	6%	(21)	(66)%
Graham Packaging segment Adjusted EBITDA	95	19%	95	18%	—	—%

Revenue. Total segment revenue decreased by $42 million, or 8%. The decrease was primarily due to lower sales volume and lower pricing.

Cost of Sales. Cost of sales decreased by $35 million, or 8%. The decrease was primarily due to lower sales volume and lower raw material costs, partially offset by higher manufacturing costs and higher restructuring costs. For the three month periods ended June 30, 2019 and June 30, 2018, raw material costs accounted for 51% and 53% of Graham Packaging’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $1 million, or 2%.

Net Other. Net other changed by $13 million, resulting in net other expenses of $12 million. The change was primarily due to higher asset impairment charges related to plant rationalizations. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the three month period ended June 30,
(In $ million)	2019	2018
Profit from operating activities	11	32
Depreciation and amortization	68	65
EBITDA	79	97
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	16	3
(Gain) loss on sale of businesses and non-current assets	(5)	(4)
Restructuring costs, net of reversals	5	—
Other	—	(1)
Graham Packaging segment Adjusted EBITDA	95	95

Evergreen Segment

	For the three month period ended June 30,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	358	92%	374	94%	(16)	(4)%
Inter-segment revenue	31	8%	22	6%	9	41%
Total segment revenue	389	100%	396	100%	(7)	(2)%
Cost of sales	(334)	(86)%	(332)	(84)%	(2)	(1)%
Gross profit	55	14%	64	16%	(9)	(14)%
Selling, marketing and distribution expenses/ General and administration expenses	(23)	(6)%	(18)	(5)%	(5)	(28)%
Net other income (expenses)	—	—%	2	1%	(2)	(100)%
Profit from operating activities	32	8%	48	12%	(16)	(33)%
Evergreen segment Adjusted EBITDA	52	13%	62	16%	(10)	(16)%

Revenue. Total segment revenue decreased by $7 million, or 2%. The decrease was primarily due to lower sales volume and an unfavorable foreign currency impact, partially offset by higher pricing.

Cost of Sales. Cost of sales increased by $2 million, or 1%. The increase was primarily due to higher manufacturing and raw material costs, primarily fiber, partially offset by lower sales volume. For the three month periods ended June 30, 2019 and June 30, 2018, raw material costs accounted for 44% and 41% of Evergreen’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $5 million, or 28%, primarily due to higher employee-related costs.

Net Other. Net other income decreased by $2 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the three month period ended June 30,
(In $ million)	2019	2018
Profit from operating activities	32	48
Depreciation and amortization	18	15
EBITDA	50	63
Included in Evergreen segment EBITDA:
Other	2	(1)
Evergreen segment Adjusted EBITDA	52	62

Closures Segment

	For the three month period ended June 30,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	191	95%	225	96%	(34)	(15)%
Inter-segment revenue	10	5%	10	4%	—	—%
Total segment revenue	201	100%	235	100%	(34)	(14)%
Cost of sales	(165)	(82)%	(191)	(81)%	26	14%
Gross profit	36	18%	44	19%	(8)	(18)%
Selling, marketing and distribution expenses/ General and administration expenses	(18)	(9)%	(19)	(8)%	1	5%
Net other income (expenses)	3	1%	(2)	(1)%	5	NM
Profit from operating activities	21	10%	23	10%	(2)	(9)%
Closures segment Adjusted EBITDA	36	18%	34	14%	2	6%

Revenue. Total segment revenue decreased by $34 million, or 14%.The decrease was primarily due to lower sales volume, lower pricing primarily due to lower costs passed through to customers and the impact of business divestitures.

Cost of Sales. Cost of sales decreased by $26 million, or 14%. The decrease was primarily due to lower raw material costs, lower sales volume, and the impact of business divestitures. For the three month periods ended June 30, 2019 and June 30, 2018, raw material costs accounted for 58% and 63% of Closures’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $1 million, or 5%.

Net Other. Net other changed by $5 million, resulting in net other income of $3 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the three month period ended June 30,
(In $ million)	2019	2018
Profit from operating activities	21	23
Depreciation and amortization	17	12
EBITDA	38	35
Included in Closures segment EBITDA:
(Gain) loss on sale of businesses and non-current assets	(3)	(2)
Other	1	1
Closures segment Adjusted EBITDA	36	34

Corporate/Unallocated

	For the three month period ended June 30,
(In $ million, except for %)	2019	2018	Change	% change
Gross profit (loss)	(1)	—	(1)	NM
Selling, marketing and distribution expenses/General and administration expenses	(40)	(26)	(14)	(54)%
Net other income (expenses)	(5)	(8)	3	38%
Loss from operating activities	(46)	(34)	(12)	(35)%
Corporate/Unallocated Adjusted EBITDA	(13)	(11)	(2)	(18)%

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $14 million, or 54%. The increase was primarily due to higher pension expense and higher strategic review costs. These items have been included in the segment’s Adjusted EBITDA calculation.

Net Other. Net other expenses decreased by $3 million to $5 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the three month period ended June 30,
(In $ million)	2019	2018
Loss from operating activities	(46)	(34)
Depreciation and amortization	1	—
EBITDA	(45)	(34)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	18	14
Related party management fee	8	7
Strategic review costs	6	—
Other	—	2
Corporate/Unallocated Adjusted EBITDA	(13)	(11)

Results of Operations

Six month period ended June 30, 2019 compared to the six month period ended June 30, 2018

RGHL Group

	For the six month period ended June 30,
(In $ million, except for %)	2019	% of revenue	2018	% of revenue	Change	% change
Revenue	5,119	100%	5,240	100%	(121)	(2)%
Cost of sales	(4,096)	(80)%	(4,238)	(81)%	142	3%
Gross profit	1,023	20%	1,002	19%	21	2%
Selling, marketing and distribution expenses/General and administration expenses	(540)	(11)%	(496)	(9)%	(44)	(9)%
Net other income (expenses)	(24)	—%	(28)	(1)%	4	14%
Profit from operating activities	459	9%	478	9%	(19)	(4)%
Financial income	86	2%	29	1%	57	NM
Financial expenses	(329)	(6)%	(456)	(9)%	127	28%
Net financial income (expenses)	(243)	(5)%	(427)	(8)%	184	43%
Profit (loss) before income tax	216	4%	51	1%	165	NM
Income tax (expense) benefit	(71)	(1)%	(19)	—%	(52)	NM
Profit (loss) for the period	145	3%	32	1%	113	NM
Depreciation and amortization	366	7%	332	6%	(34)	(10)%
RGHL Group Adjusted EBITDA(1)	926	18%	877	17%	49	6%

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to this financial measure.

Revenue. Revenue decreased by $121 million, or 2%. The decrease was primarily due to lower sales volume, an unfavorable foreign currency impact and the impact of business divestitures at Closures, Graham Packaging and Pactiv Foodservice, partially offset by higher pricing.

Cost of Sales. Cost of sales decreased by $142 million, or 3%. The decrease was primarily due to lower sales volume, lower raw material costs, the impact of business divestitures at Closures, Graham Packaging and Pactiv Foodservice, and a favorable foreign currency impact, partially offset by higher manufacturing costs. The adoption of the new lease accounting standard, IFRS 16 “Leases,” resulted in a portion of operating lease expense now being classified as depreciation expense (refer to note 2 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report).

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $44 million, or 9%. The increase was primarily due to higher employee-related costs.

Net Other. Net other expenses decreased by $4 million to $24 million. The decrease was due to a favorable change of $20 million in unrealized gains and losses on derivatives and a favorable foreign currency impact, partially offset by an unfavorable change of $20 million in gains and losses on sale of businesses and higher asset impairment charges related to plant rationalizations.

Net Financial Income (Expenses). Net financial expenses decreased by $184 million to $243 million. The decrease was primarily due to a favorable change of $220 million in the fair value of derivatives, partially offset by a $25 million increase in interest expense and a $19 million unfavorable foreign currency impact. For more information regarding financial income (expenses) and borrowings, refer to notes 7 and 11, respectively, of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Income Tax. We recognized income tax expense of $71 million on income before income tax of $216 million (an effective tax rate of 33%) in the six month period ended June 30, 2019 as compared to income tax expense of $19 million on income before income tax of $51 million (an effective tax rate of 37%) for the six month period ended June 30, 2018. Factors that have contributed to the effective tax rate include (i) the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates, (ii) the inability to realize a tax benefit for interest expense and losses in certain jurisdictions and (iii) changes in uncertain tax positions. For further information, including a reconciliation of income tax expense, refer to note 8 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Depreciation and Amortization. Depreciation and amortization increased by $34 million. The increase was primarily due to the impact of the new lease accounting standard.

Impact of IFRS 16. The adoption of the new lease accounting standard, IFRS 16, has resulted in a portion of operating lease expense being classified as depreciation and interest expense. Under the transition method chosen by the RGHL Group, the comparative information has not been restated. For further information, refer to note 2 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. The following table sets out the benefit to Adjusted EBITDA by segment for the six month period ended June 30, 2019:

(In $ million)	For the six month period ended June 30, 2019
Reynolds Consumer Products	6
Pactiv Foodservice	19
Graham Packaging	16
Evergreen	4
Closures	4
Corporate/Unallocated	—
Total impact of IFRS 16 on Adjusted EBITDA(1)	49

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to this financial measure.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the six month period ended June 30,
(In $ million)	2019	2018
Profit from operating activities	459	478
Depreciation and amortization	366	332
RGHL Group EBITDA(1)	825	810
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	18	14
(Gain) loss on sale of businesses and non-current assets	14	(6)
Non-cash pension expense	37	27
Operational process engineering-related consultancy costs	13	7
Related party management fee	13	13
Restructuring costs, net of reversals	8	7
Strategic review costs	6	—
Unrealized (gain) loss on derivatives	(14)	6
Other	6	(1)
RGHL Group Adjusted EBITDA(1)	926	877
Segment detail of Adjusted EBITDA:
Reynolds Consumer Products	294	264
Pactiv Foodservice	308	276
Graham Packaging	190	192
Evergreen	100	104
Closures	64	65
Corporate/Unallocated(2)	(30)	(24)
RGHL Group Adjusted EBITDA	926	877

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Consumer Products Segment

	For the six month period ended June 30,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	1,382	95%	1,379	94%	3	—%
Inter-segment revenue	79	5%	82	6%	(3)	(4)%
Total segment revenue	1,461	100%	1,461	100%	—	—%
Cost of sales	(1,068)	(73)%	(1,099)	(75)%	31	3%
Gross profit	393	27%	362	25%	31	9%
Selling, marketing and distribution expenses/ General and administration expenses	(146)	(10)%	(142)	(10)%	(4)	(3)%
Net other income (expenses)	9	1%	(6)	—%	15	NM
Profit from operating activities	256	18%	214	15%	42	20%
Reynolds Consumer Products segment Adjusted EBITDA	294	20%	264	18%	30	11%

Revenue. Total segment revenue remained flat at $1,461 million, primarily due to higher pricing, offset by decreased sales volume.

Cost of Sales. Cost of sales decreased by $31 million, or 3%. The decrease was primarily due to lower raw material costs and decreased sales volume, partially offset by increased manufacturing costs. For the six month periods ended June 30, 2019 and June 30, 2018, raw material costs accounted for 61% and 65% of Reynolds Consumer Products’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $4 million, or 3%.

Net Other. Net other changed by $15 million, resulting in net other income of $9 million. The change was primarily due to a favorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the six month period ended June 30,
(In $ million)	2019	2018
Profit from operating activities	256	214
Depreciation and amortization	46	43
EBITDA	302	257
Included in Reynolds Consumer Products segment EBITDA:
Unrealized (gain) loss on derivatives	(8)	7
Reynolds Consumer Products segment Adjusted EBITDA	294	264

Pactiv Foodservice Segment

	For the six month period ended June 30,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	1,636	87%	1,608	86%	28	2%
Inter-segment revenue	234	13%	264	14%	(30)	(11)%
Total segment revenue	1,870	100%	1,872	100%	(2)	—%
Cost of sales	(1,546)	(83)%	(1,572)	(84)%	26	2%
Gross profit	324	17%	300	16%	24	8%
Selling, marketing and distribution expenses/ General and administration expenses	(148)	(8)%	(138)	(7)%	(10)	(7)%
Net other income (expenses)	(18)	(1)%	(29)	(2)%	11	38%
Profit from operating activities	158	8%	133	7%	25	19%
Pactiv Foodservice segment Adjusted EBITDA	308	16%	276	15%	32	12%

Revenue. Total segment revenue decreased by $2 million. The decrease was primarily due to lower inter-segment revenues, an unfavorable foreign currency impact and the impact of business divestitures. These decreases were partially offset by higher pricing as a result of increased costs passed through to customers and favorable volume with external customers.

Cost of Sales. Cost of sales decreased by $26 million, or 2%. The decrease was primarily due to lower raw material costs, partially offset by higher manufacturing and logistics costs. For the six month periods ended June 30, 2019 and June 30, 2018, raw material costs accounted for 57% and 58% of Pactiv Foodservice’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $10 million, or 7%. The increase was primarily due to higher employee-related costs and higher operational process engineering-related consultancy costs, which has been included in the segment’s Adjusted EBITDA calculation.

Net Other. Net other expenses decreased by $11 million to $18 million. The decrease was primarily due to a favorable change in unrealized gains and losses on derivatives and lower asset impairment charges. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the six month period ended June 30,
(In $ million)	2019	2018
Profit from operating activities	158	133
Depreciation and amortization	117	105
EBITDA	275	238
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	1	5
(Gain) loss on sale of businesses and non-current assets	22	23
Operational process engineering-related consultancy costs	13	7
Unrealized (gain) loss on derivatives	(7)	—
Other	4	3
Pactiv Foodservice segment Adjusted EBITDA	308	276

Graham Packaging Segment

	For the six month period ended June 30,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	1,012	100%	1,078	100%	(66)	(6)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	1,012	100%	1,078	100%	(66)	(6)%
Cost of sales	(872)	(86)%	(928)	(86)%	56	6%
Gross profit	140	14%	150	14%	(10)	(7)%
Selling, marketing and distribution expenses/General and administration expenses	(91)	(9)%	(89)	(8)%	(2)	(2)%
Net other income (expenses)	(11)	(1)%	(8)	(1)%	(3)	(38)%
Profit from operating activities	38	4%	53	5%	(15)	(28)%
Graham Packaging segment Adjusted EBITDA	190	19%	192	18%	(2)	(1)%

Revenue. Total segment revenue decreased by $66 million, or 6%. The decrease was primarily due to lower sales volume, an unfavorable foreign currency impact and the impact of business divestitures.

Cost of Sales. Cost of sales decreased by $56 million, or 6%. The decrease was primarily due to lower sales volume, lower raw material costs, a favorable foreign currency impact and the impact of business divestitures, partially offset by higher manufacturing costs. For the six month periods ended June 30, 2019 and June 30, 2018, raw material costs accounted for 51% and 53% of Graham Packaging’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $2 million, or 2%.

Net Other. Net other expenses increased by $3 million to $11 million. The increase was primarily due to higher asset impairment charges related to plant rationalizations, partially offset by a favorable change in gains and losses on sale of businesses and non-current assets. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the six month period ended June 30,
(In $ million)	2019	2018
Profit from operating activities	38	53
Depreciation and amortization	135	128
EBITDA	173	181
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	16	5
(Gain) loss on sale of businesses and non-current assets	(5)	3
Restructuring costs, net of reversals	6	4
Other	—	(1)
Graham Packaging segment Adjusted EBITDA	190	192

Evergreen Segment

	For the six month period ended June 30,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	722	92%	743	94%	(21)	(3)%
Inter-segment revenue	65	8%	48	6%	17	35%
Total segment revenue	787	100%	791	100%	(4)	(1)%
Cost of sales	(683)	(87)%	(680)	(86)%	(3)	—%
Gross profit	104	13%	111	14%	(7)	(6)%
Selling, marketing and distribution expenses/ General and administration expenses	(45)	(6)%	(37)	(5)%	(8)	(22)%
Net other income (expenses)	2	—%	4	1%	(2)	(50)%
Profit from operating activities	61	8%	78	10%	(17)	(22)%
Evergreen segment Adjusted EBITDA	100	13%	104	13%	(4)	(4)%

Revenue. Total segment revenue decreased by $4 million, or 1%. The decrease was primarily due to lower sales volume and an unfavorable foreign currency impact, partially offset by higher pricing.

Cost of Sales. Cost of sales increased by $3 million. The increase was primarily due to higher raw material costs, primarily fiber, and manufacturing costs, partially offset by lower sales volume. For the six month periods ended June 30, 2019 and June 30, 2018, raw material costs accounted for 43% and 41% of Evergreen’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $8 million, or 22%, primarily due to higher employee-related costs.

Net Other. Net other income decreased by $2 million to $2 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the six month period ended June 30,
(In $ million)	2019	2018
Profit from operating activities	61	78
Depreciation and amortization	36	30
EBITDA	97	108
Included in Evergreen segment EBITDA:
Other	3	(4)
Evergreen segment Adjusted EBITDA	100	104

Closures Segment

	For the six month period ended June 30,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	367	95%	432	96%	(65)	(15)%
Inter-segment revenue	20	5%	19	4%	1	5%
Total segment revenue	387	100%	451	100%	(64)	(14)%
Cost of sales	(322)	(83)%	(372)	(82)%	50	13%
Gross profit	65	17%	79	18%	(14)	(18)%
Selling, marketing and distribution expenses/ General and administration expenses	(36)	(9)%	(39)	(9)%	3	8%
Net other income (expenses)	3	1%	27	6%	(24)	(89)%
Profit from operating activities	32	8%	67	15%	(35)	(52)%
Closures segment Adjusted EBITDA	64	17%	65	14%	(1)	(2)%

Revenue. Total segment revenue decreased by $64 million, or 14%. The decrease was primarily due to lower sales volume, the impact of business divestitures, lower pricing primarily due to lower costs passed through to customers and an unfavorable foreign currency impact.

Cost of Sales. Cost of sales decreased by $50 million, or 13%. The decrease was primarily due to the impact of business divestitures, lower sales volume, lower raw material costs and a favorable foreign currency impact, partially offset by unfavorable mix. For the six month periods ended June 30, 2019 and June 30, 2018, raw material costs accounted for 59% and 61% of Closures’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $3 million, or 8%.

Net Other. Net other income decreased by $24 million to $3 million. The decrease was primarily due to a decrease in the gain on sale of businesses and non-current assets in the current year period, partially offset by a decrease in asset impairment charges. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the six month period ended June 30,
(In $ million)	2019	2018
Profit from operating activities	32	67
Depreciation and amortization	31	26
EBITDA	63	93
Included in Closures segment EBITDA:
Asset impairment charges, net of reversals	1	4
(Gain) loss on sale of businesses and non-current assets	(3)	(32)
Other	3	—
Closures segment Adjusted EBITDA	64	65

Corporate/Unallocated

	For the six month period ended June 30,
(In $ million, except for %)	2019	2018	Change	% change
Gross profit (loss)	(3)	—	(3)	NM
Selling, marketing and distribution expenses/General and administration expenses	(74)	(51)	(23)	(45)%
Net other income (expenses)	(9)	(16)	7	44%
Loss from operating activities	(86)	(67)	(19)	(28)%
Corporate/Unallocated Adjusted EBITDA	(30)	(24)	(6)	(25)%

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $23 million, or 45%. The increase was primarily due to higher pension expense and higher strategic review costs. These items have been included in the segment's Adjusted EBITDA calculation.

Net Other. Net other expenses decreased by $7 million to $9 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the six month period ended June 30,
(In $ million)	2019	2018
Loss from operating activities	(86)	(67)
Depreciation and amortization	1	—
EBITDA	(85)	(67)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	37	27
Related party management fee	13	13
Strategic review costs	6	—
Other	(1)	3
Corporate/Unallocated Adjusted EBITDA	(30)	(24)

Differences Between the RGHL Group and the BP I Group Results of Operations

The indentures governing certain of our outstanding notes also require us to provide certain information for Beverage Packaging Holdings I Limited and its consolidated subsidiaries (the "BP I Group"). The information presented in the RGHL Group interim unaudited condensed consolidated financial statements is substantially equivalent to the information that would be presented in the BP I Group financial statements. Accordingly, separate BP I Group financial statements are not included in this quarterly report. RGHL is a holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the RGHL Group interim unaudited condensed consolidated financial statements and the revenue and gross profit amounts that would be included in the BP I Group financial statements. The differences in the profit (loss) before income tax are primarily due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the BP I Group that eliminate on consolidation of the RGHL Group, foreign currency exchange movements on the related party balances of RGHL, management fee expense recognized by RGHL and incidental RGHL corporate expenses, as applicable in a given period.

Differences between the RGHL Group statement of financial position and the financial position of the BP I Group are primarily attributable to the related party receivables and borrowings of RGHL and balances between RGHL and the BP I Group.

Differences between the RGHL Group statement of cash flows and the cash flows of the BP I Group primarily relate to the management fee, loans with RGHL and transactions associated with share capital.

Liquidity and Capital Resources

Historical Cash Flows

The following table discloses the RGHL Group’s cash flows for the periods presented:

	For the six month period ended June 30,
(In $ million)	2019	2018
Net cash flows from (used in) operating activities	271	300
Net cash flows from (used in) investing activities	(270)	(160)
Net cash flows from (used in) financing activities	(57)	(337)
Net increase (decrease) in cash and cash equivalents	(56)	(197)

Cash Flows from (used in) Operating Activities

Cash provided by operating activities was $271 million compared to cash provided by operating activities of $300 million in the prior year period. The difference in changes in trade and other payables resulted in an unfavorable cash flow impact of $110 million, primarily due to the renegotiation of vendor terms in the prior year period and timing of payments. This was partially offset by a favorable cash flow impact of $74 million related to the difference in changes in provisions and employee benefits and a favorable decrease of $19 million in cash tax payments.

Cash Flows from (used in) Investing Activities

Cash used in investing activities was $270 million compared to cash used in investing activities of $160 million in the prior year period. The prior year period included $113 million of net cash proceeds received from business divestitures and the current year period includes an increase of $11 million in capital expenditures. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flows from (used in) Financing Activities

The net cash outflow during each respective period is summarized as follows:

	For the six month period ended June 30,
(In $ million)	2019	2018
Repayment of borrowings	(18)	(334)
Repayment of lease liabilities	(38)	—
Other	(1)	(3)
Net cash outflow	(57)	(337)

Refer to note 11 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information related to our borrowings.

Capital Expenditures

Capital expenditures were $288 million compared to $277 million in the prior year period. The increase reflects higher investments made in the current year period.

We incurred $585 million in capital expenditures in 2018 and we expect to incur approximately $675 million in capital expenditures during 2019 (excluding acquisitions) largely to support business growth, cost reduction and business maintenance. We expect to fund these expenditures with cash flows from operations. Actual capital expenditures may differ.

Liquidity and Capital Resources

We have substantial debt and debt service obligations. As of June 30, 2019, our total indebtedness of $11,054 million was comprised of the outstanding principal amounts of our borrowings.

Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facility of our Credit Agreement, borrowings under the Securitization Facility and local working capital facilities. In addition to our cash and cash equivalents, as of June 30, 2019, we had $246 million available for drawing under our revolving credit facility. Our revolving credit facility matures in August 2021.

Our ability to borrow under our revolving credit facility, our Securitization Facility or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes), including financial covenants.

Our annualized cash interest obligations on our outstanding indebtedness are expected to be approximately $615 million, assuming interest on our floating rate debt continues to accrue at the current applicable interest rates and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated interest obligations. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations. Refer to note 11 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for details related to our debt and related repayment terms.

Under the indentures governing the Reynolds Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indentures governing certain of our Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured first lien leverage ratio, (ii) under the indenture governing the 5.125% Senior Secured Notes due 2023 and the Floating Rate Senior Secured Notes due 2021, the liens securing first lien secured indebtedness do not exceed a 4.50 to 1.00 senior secured first lien leverage ratio and (iii) under the indenture governing our Reynolds Senior Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio.

Under the Credit Agreement, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Credit Agreement and senior secured or unsecured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Credit Agreement’s total secured leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the Credit Agreement and senior secured notes in an unlimited amount so long as our total secured leverage ratio does not exceed 4.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Credit Agreement only) we are in pro forma compliance with the Credit Agreement’s total secured leverage ratio covenant. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted if the fixed charge coverage ratio covenant is at least 2.00 to 1.00 on a pro forma basis.

The Credit Agreement and the indentures governing the Reynolds Notes generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations and existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the Credit Agreement, the indentures governing the Reynolds Notes and our other outstanding indebtedness. We expect to remain in compliance with our covenants.

Our future operating performance and our ability to service or refinance the Credit Agreement, our outstanding notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

We may from time to time seek to issue additional indebtedness depending on market conditions, our liquidity requirements and other considerations.

We or our affiliates may from time to time seek to retire or repurchase our outstanding indebtedness in open market purchases, privately negotiated transactions or otherwise. Such transactions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other considerations.

Embedded Derivatives

We have separately recognized embedded derivative assets in relation to the early call feature on certain borrowings. Embedded derivatives are measured at fair value with changes in fair value recognized through net financial income (expenses) in the statement of comprehensive income as a component of profit or loss. As of June 30, 2019, our non-current derivative asset associated with embedded derivatives was $100 million. The fair value of the embedded derivatives is calculated using industry standard models that consider various assumptions, such as quoted market prices, time value and volatility factors for the underlying instruments. Changes in any one or more of these assumptions could have a significant impact on the value of embedded derivatives. For further information, refer to note 3 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Contractual Obligations

The following table summarizes our material contractual obligations as of June 30, 2019:

	Payments, due by period, as of June 30, 2019
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,042	1,042	—	—	—
Financial liabilities(1)	13,030	1,065	5,178	5,399	1,388
Lease liabilities(2)	480	109	177	109	85
Unconditional capital expenditure obligations	210	210	—	—	—
Total contractual obligations	14,762	2,426	5,355	5,508	1,473

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the rates in effect as of June 30, 2019.

(2)	Total repayments of lease liabilities exclude short-term and low-value leases which were not significant in the aggregate.

As of June 30, 2019, our liabilities for pensions, post-employment benefits and uncertain tax positions totaled $891 million. We are unable to determine the ultimate timing of these liabilities; therefore, we have excluded these amounts from the contractual obligations table above. We expect to make $116 million of contributions to the Pactiv Retirement Plan in 2020. Future contributions will be dependent on future plan asset returns and interest rates and are highly sensitive to changes.

The RGHL Group is required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments are due in 2019 for the year ended December 31, 2018.

Contingent Liabilities

The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the RGHL Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. The Credit Agreement permits the RGHL Group to pay an additional Management Fee of up to $22 million in respect of the 2009 and 2010 financial years. No amount has been accrued in respect of the remaining 2009 and 2010 permitted Management Fee of up to $22 million.

As part of the agreements for the sale of various businesses, the RGHL Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of June 30, 2019, the RGHL Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the RGHL Group’s financial position, results of operations and cash flows.

Off-Balance Sheet Arrangements

We have no material off-balance sheet obligations.

Accounting Principles

Our interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting.”

Critical Accounting Policies

For a summary of our critical accounting policies, refer to “Part I — Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” of our Annual Report. Except as disclosed below, our critical accounting policies have not changed from those disclosed in our Annual Report.

Leases

Upon adoption of IFRS 16, the RGHL Group recognized assets and liabilities for all leases for which we are the lessee, except for short-term leases and leases of low-value assets. Set out below are our new critical accounting policies upon adoption of IFRS 16:

Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease, measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The recognized right-of-use assets are depreciated on a straight-line basis over the shorter of their estimated useful lives and the lease term. Right-of-use assets are tested for impairment.

Lease liabilities

Lease liabilities are recognized at the commencement date of the lease, measured at the present value of lease payments to be made over the lease term. We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend/cancel the lease if there is evidence of an economic compulsion for renewal/cancellation and the option is reasonably certain to be exercised. In calculating the present value of lease payments, the RGHL Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. The carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment

In connection with the goodwill impairment test for the year ended December 31, 2018, the RGHL Group recognized a goodwill impairment charge of $206 million in respect of Graham Packaging. The recognition of this expense was triggered by the lower than expected performance of Graham Packaging during the year ended December 31, 2018, particularly during the three month period ended December 31, 2018, and lower near term earnings expectations. The estimated recoverable amount was determined using a fair value less costs of disposal methodology. This estimate of fair value represents a Level 3 hierarchy, which includes inputs that are not based on observable market data. As a result of the impairment, the carrying value of Graham Packaging is approximately the same as its recoverable amount. A reasonably possible unexpected deterioration in financial performance or adverse change in the earnings multiple may result in a further impairment. No triggering events that would require further testing of goodwill impairment were identified during the six month period ended June 30, 2019.

Recently Issued Accounting Pronouncements

Refer to note 2.2 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for information regarding new and revised accounting standards and interpretations.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

In the normal course of business we are subject to risks from adverse fluctuations in interest and foreign currency exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings, interest rate swaps and natural offsets of foreign currency receipts and payments, supplemented by forward foreign currency exchange contracts and commodity derivatives. Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets, the costs associated with entering into such arrangements and our use of other risk management methods, such as netting exposures for foreign currency exchange risk and establishing sales arrangements that permit the pass-through of changes in commodity prices to customers. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk

We had significant debt commitments outstanding as of June 30, 2019. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in U.S. dollars and euros that are drawn under our Floating Rate Senior Secured Notes, our Credit Agreement and our Securitization Facility. As of June 30, 2019, the Floating Rate Senior Secured Notes accrued interest at a floating rate with no floor. As of June 30, 2019, the Credit Agreement included interest rate floors of 0.0% per annum on the revolving loan and the U.S. and European term loans. As of June 30, 2019, the Securitization Facility accrued interest at a floating rate with a 0.0% floor.

The underlying rate for our Floating Rate Senior Secured Notes due 2021 is the three-month Dollar LIBO Rate. As of June 30, 2019, the applicable three-month Dollar LIBO Rate was 2.60%. In July 2016, the RGHL Group entered into a $750 million interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While the RGHL Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is fixed at 4.670% from October 15, 2016.

The underlying rates for our Credit Agreement are the one-month LIBOR and EURIBOR, and as of June 30, 2019, the applicable rates were 2.40% and (0.39%), respectively. Based on our outstanding debt commitments as of June 30, 2019, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $32 million increase in interest expense on the U.S. term loan and a $2 million increase in interest expense on the European term loan under our Credit Agreement. A 100 basis point decrease in interest rates would result in a $32 million decrease in interest expense on the U.S. term loan and would have no impact on interest expense for the European term loan due to the EURIBOR floor under our Credit Agreement.

The underlying rate for our Securitization Facility is the one-month LIBOR. As of June 30, 2019, the applicable one-month LIBOR was 2.38%. Based on our outstanding debt commitments under our Securitization Facility as of June 30, 2019, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rates would result in a $4 million increase (decrease) in interest expense.

Foreign Currency Exchange Rate Risk

As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities. We are also exposed to foreign currency exchange risk on certain intercompany borrowings between certain of our entities with different functional currencies.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. On a limited basis, we use contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. We generally do not hedge our exposure to translation gains or losses in respect of our non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate, we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. We had no outstanding foreign currency derivative contracts as of June 30, 2019.

Commodity Risk

We are exposed to commodity and other price risk principally from the purchase of resin (and its components), natural gas, electricity, aluminum and diesel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin, aluminum, diesel and natural gas.

We enter into futures and swaps to reduce our exposure to commodity price fluctuations. These derivatives are implemented to either (a) mitigate the impact of the lag in timing between when raw material costs change and when we can pass on these raw material costs changes to our customers or (b) fix our input costs for a period of time. The following table provides the details of our outstanding commodity derivative contracts as of June 30, 2019.

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Aluminum swaps	metric tonne	5,463	$1,944 - $2,157	Jul 2019 - Jan 2020
Aluminum Midwest Premium swaps	metric tonne	2,138	$395.36 - $405.65	Jul 2019 - Jan 2020
Natural gas swaps	million BTU	5,790,472	$2.44 - $2.86	Aug 2019 - Dec 2020
Polymer-grade propylene swaps	pound	52,865,059	$0.37 - $0.44	Jul 2019 - Jan 2020
Benzene swaps	U.S. liquid gallon	10,726,227	$1.93 - $ 2.35	Aug 2019 - Apr 2020
Diesel swaps	U.S. liquid gallon	4,867,961	$3.04 - $3.42	Jul 2019 - Dec 2020
Low-density polyethylene swaps	pound	6,000,000	$0.89 - $0.93	Jul 2019 - Dec 2019
High-density polyethylene film swaps	pound	4,800,000	$0.85	Jul 2019 - Dec 2019
Ethylene	pound	5,751,666	$0.29	Jul 2019 - Apr 2020

The fair values of the commodity derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of June 30, 2019, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $3 million. During the six month period ended June 30, 2019, we recognized a $14 million unrealized loss in net other income (expenses) in the profit or loss component of the statement of comprehensive income and a $17 million realized gain as a component of cost of sales in the statement of comprehensive income related to commodity derivatives.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of June 30, 2019, would have resulted in an immaterial change in the unrealized loss on derivatives recognized in the statement of comprehensive income, assuming all other variables remain constant.

ITEM 4. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of June 30, 2019.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the three month period ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

We are involved in legal proceedings from time to time in the ordinary course of business. We believe that the outcome of these proceedings will not have a material effect on our financial condition, results of operations or cash flows. There have been no material changes to the legal proceedings disclosed in our Annual Report.

ITEM 1A. RISK FACTORS.

There have been no material changes in the risk factors disclosed in our Annual Report.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 5. OTHER INFORMATION.

Not applicable.

ITEM 6. EXHIBITS.

Exhibit Number	Description of Exhibit
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

31.1 Rule 13a-14(a) Certification

I, Thomas Degnan, the Chief Executive Officer of Reynolds Group Holdings Limited, certify that:

1.   I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.   The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
July 30, 2019

31.2 Rule 13a-14(a) Certification
I, Allen Hugli, the Chief Financial Officer of Reynolds Group Holdings Limited, certify that:

1.    I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.    The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
July 30, 2019

32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended June 30, 2019 as furnished with the Securities and Exchange Commission on the date hereof, I, Thomas Degnan, as Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
July 30, 2019

32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended June 30, 2019 as furnished with the Securities and Exchange Commission on the date hereof, I, Allen Hugli, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
July 30, 2019

Reynolds Group Holdings Limited

Interim unaudited condensed consolidated financial statements for the three and six month periods ended
June 30, 2019 and 2018

Reynolds Group Holdings Limited

Contents

Index to the Financial Statements

Reynolds Group Holdings Limited interim unaudited condensed consolidated financial statements for the three and six month periods ended June 30, 2019 and 2018

Interim unaudited condensed consolidated statements of comprehensive income	F-2

Interim unaudited condensed consolidated statements of financial position	F-3

Interim unaudited condensed consolidated statements of changes in equity	F-4

Interim unaudited condensed consolidated statements of cash flows	F-5

Notes to the interim unaudited condensed consolidated financial statements	F-6

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of comprehensive income

		For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	Note	2019	2018	2019	2018
Revenue		2,648	2,739	5,119	5,240
Cost of sales		(2,080)	(2,183)	(4,096)	(4,238)
Gross profit		568	556	1,023	1,002
Selling, marketing and distribution expenses		(66)	(67)	(133)	(133)
General and administration expenses		(209)	(181)	(407)	(363)
Net other income (expenses)	6	(34)	(23)	(24)	(28)
Profit from operating activities		259	285	459	478
Financial income	7	15	42	86	29
Financial expenses	7	(164)	(250)	(329)	(456)
Net financial income (expenses)		(149)	(208)	(243)	(427)
Profit (loss) before income tax		110	77	216	51
Income tax (expense) benefit	8	(33)	(21)	(71)	(19)
Profit (loss) for the period		77	56	145	32
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(1)	(86)	10	(45)
Reclassification from foreign currency translation reserve		7	9	7	20
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans		(19)	156	86	212
Total other comprehensive income (loss), net of income tax		(13)	79	103	187
Total comprehensive income (loss)		64	135	248	219
Profit (loss) attributable to:
Equity holder of the Group		76	55	144	31
Non-controlling interests		1	1	1	1
		77	56	145	32
Total comprehensive income (loss) attributable to:
Equity holder of the Group		63	134	247	218
Non-controlling interests		1	1	1	1
		64	135	248	219

The interim unaudited condensed consolidated statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of financial position

(In $ million)	Note	As of June 30, 2019	As of December 31, 2018
Assets
Cash and cash equivalents		728	783
Trade and other receivables, net		1,256	1,121
Inventories	10	1,517	1,411
Current tax assets		13	14
Assets held for sale		7	5
Derivatives		9	12
Other assets		103	82
Total current assets		3,633	3,428
Related party and other non-current receivables		347	348
Investments in associates and joint ventures		25	24
Deferred tax assets		23	28
Property, plant and equipment		3,427	3,021
Intangible assets		9,111	9,222
Derivatives		104	29
Other assets		84	78
Total non-current assets		13,121	12,750
Total assets		16,754	16,178
Liabilities
Trade and other payables		1,196	1,163
Borrowings	11	454	455
Lease liabilities	2	83	—
Current tax liabilities		22	27
Derivatives		5	18
Employee benefits		171	178
Provisions		39	43
Total current liabilities		1,970	1,884
Non-current payables		39	45
Borrowings	11	10,548	10,580
Lease liabilities	2	308	—
Deferred tax liabilities		972	922
Employee benefits		973	1,041
Provisions		75	80
Total non-current liabilities		12,915	12,668
Total liabilities		14,885	14,552
Net assets		1,869	1,626
Equity
Share capital		1,664	1,664
Reserves		(1,630)	(1,734)
Retained profits		1,830	1,687
Equity attributable to equity holder of the Group		1,864	1,617
Non-controlling interests		5	9
Total equity		1,869	1,626

The interim unaudited condensed consolidated statements of financial position should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of changes in equity

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits	Equity attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2018)	1,664	(402)	(1,326)	1,706	1,642	10	1,652
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	31	31	1	32
Remeasurement of defined benefit plans, net of income tax	—	—	212	—	212	—	212
Foreign currency translation reserve	—	(45)	—	—	(45)	—	(45)
Reclassification of foreign currency translation reserve upon disposal of businesses	—	20	—	—	20	—	20
Total comprehensive income (loss) for the period	—	(25)	212	31	218	1	219
Change upon sale of businesses	—	—	11	(11)	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of June 30, 2018	1,664	(427)	(1,103)	1,726	1,860	10	1,870

Balance at the beginning of the period (January 1, 2019)	1,664	(442)	(1,292)	1,687	1,617	9	1,626
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	144	144	1	145
Remeasurement of defined benefit plans, net of income tax	—	—	86	—	86	—	86
Foreign currency translation reserve	—	10	—	—	10	—	10
Reclassification of foreign currency translation reserve upon disposal of businesses	—	7	—	—	7	—	7
Total comprehensive income (loss) for the period	—	17	86	144	247	1	248
Change upon sale of businesses	—	—	1	(1)	—	(4)	(4)
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of June 30, 2019	1,664	(425)	(1,205)	1,830	1,864	5	1,869

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The interim unaudited condensed consolidated statements of changes in equity should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of cash flows

	For the six month period ended June 30,
(In $ million)	2019	2018
Cash flows from (used in) operating activities
Profit (loss)	145	32
Adjustments for:
Depreciation and amortization	366	332
Asset impairment charges, net of reversals	18	14
Foreign currency adjustments	—	1
Change in fair value of derivatives	(14)	6
(Gain) loss on sale or disposal of businesses and non-current assets	14	(5)
Share of profit of associates and joint ventures, net of income tax	(2)	(1)
Net financial (income) expenses	243	427
Premium on extinguishment of borrowings	—	(3)
Interest paid on borrowings	(309)	(310)
Interest paid on lease liabilities	(15)	—
Income tax expense (benefit)	71	19
Income taxes paid, net of refunds received	(49)	(68)
Change in trade and other receivables	(131)	(128)
Change in inventories	(106)	(97)
Change in trade and other payables	25	135
Change in provisions and employee benefits	41	(33)
Change in other assets and liabilities	(26)	(21)
Net cash from (used in) operating activities	271	300
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	(288)	(277)
Proceeds from sale of property, plant and equipment and other assets	13	—
Disposal of businesses, net of cash disposed	(2)	113
Proceeds from related party loan repayment	5	—
Other	2	4
Net cash from (used in) investing activities	(270)	(160)
Cash flows from (used in) financing activities
Repayment of borrowings	(18)	(334)
Repayment of lease liabilities	(38)	—
Other	(1)	(3)
Net cash from (used in) financing activities	(57)	(337)
Net increase (decrease) in cash and cash equivalents	(56)	(197)
Cash and cash equivalents, net of bank overdrafts, at the beginning of the period	783	617
Cash and cash equivalents classified as assets held for sale at the beginning of the period	—	20
Effect of exchange rate fluctuations on cash and cash equivalents	1	(2)
Cash and cash equivalents at the end of the period	728	438
Cash and cash equivalents are comprised of:
Cash and cash equivalents	728	438
Cash and cash equivalents at the end of the period	728	438

Significant non-cash financing and investing activities

During the six month period ended June 30, 2019, additional right-of-use assets and lease liabilities were recognized upon adoption of the new lease accounting policy described in note 2. In addition, $41 million of right-of-use assets and lease liabilities were recorded during the six month period ended June 30, 2019.

The interim unaudited condensed consolidated statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The interim unaudited condensed consolidated financial statements of the Company as of June 30, 2019 and for the three and six month periods ended June 30, 2019 and June 30, 2018 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group.”

The address of the registered office of the Company is c/o: Rank Group Limited, Level 9, 148 Quay Street, Auckland 1010, New Zealand.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting.” The disclosures required for interim financial statements are less extensive than the disclosure requirements for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2018. The December 31, 2018 statement of financial position as presented in the interim unaudited condensed consolidated financial statements was derived from the Group’s audited financial statements for the year ended December 31, 2018, but does not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The interim unaudited condensed consolidated financial statements were approved by the Board of Directors (the “Directors”) on July 30, 2019 in Chicago, Illinois (July 31, 2019 in Auckland, New Zealand).

2.2    Accounting policies and recently issued accounting pronouncements

New and amended standards adopted by the Group

IFRS 16 “Leases” became applicable for the Group during the current reporting period. The Group did not make any retrospective adjustments as a result of adopting the standard. The impact of the adoption of IFRS 16, including the new accounting policies, is disclosed below.

IFRIC Interpretation 23, “Uncertainty over Income Tax Treatments” and the amendment to IAS 19, “Employee Benefits” apply for the first time in 2019, but do not have an impact on the interim unaudited condensed consolidated financial statements of the Group.

Accounting policies

The Group’s significant accounting policies are detailed in note 3 of the Group’s annual consolidated financial statements for the year ended December 31, 2018. Significant changes to the Group’s accounting policies as a result of adopting IFRS 16 are discussed below.

In January 2016, the IASB issued IFRS 16 “Leases.” The new standard supersedes IAS 17 "Leases" and related interpretations, and its objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model whereby a lessee is required to record a right-of-use asset and a lease liability for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and the subsequent depreciation of the right-of-use asset over the lease term. In addition, IFRS 16 replaces a portion of the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. In the statement of cash flows, IFRS 16 requires a portion of the lease payments to be presented as a financing outflow. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently.

In accordance with the transition provisions in IFRS 16, the Group has elected to adopt the new rules using the modified retrospective method, in which case the cumulative effect of applying the standard is to be recognized at the date of initial application and the comparative periods are not being restated. Accordingly, the cumulative effect was recognized as of January 1, 2019. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (“short-term leases”), and lease contracts for which the underlying asset is of low value (“low-value assets”).

Nature of the effect of adoption of IFRS 16

The Group has lease contracts for various items of real estate and non-real estate. Prior to the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and a reduction of the lease liability. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in the statement of comprehensive income on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under prepayments and trade and other payables, respectively.

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases in which it is the lessee, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which have been applied by the Group.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

The Group did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases. The requirements of IFRS 16 were applied to these leases from January 1, 2019.

The Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets were recognized based on the amount of the lease liabilities, adjusted for any related prepaid and accrued lease payments and onerous lease liabilities previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Group also applied the following available practical expedients:

▪	applied a single discount rate to a portfolio of leases with reasonably similar characteristics;

▪	relied on its assessment of whether leases were onerous immediately before the date of initial application;

▪	applied the short-term leases exemption to leases with a lease term that ends within 12 months of the date of initial application;

▪	excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

▪	used hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Based on the above, as of January 1, 2019:

▪
Right-of-use assets of $371 million were recognized and presented as a component of property, plant and equipment in the statement of financial position. This includes the leased assets recognized previously under finance leases.

▪	Lease liabilities of $390 million were recognized and presented separately in the statement of financial position. This includes the net lease liabilities recognized previously under finance leases.

▪	Previous lease-related balances of $19 million, primarily consisting of provisions and trade and other payables, were reclassified as adjustments to the carrying value of the right-of-use assets.

▪
Deferred tax assets and deferred tax liabilities both increased by $93 million due to the deferred tax impact of the changes in assets and liabilities, with no net impact on reported amounts in the statement of financial position.

▪	The net effect of these adjustments did not have an impact to retained profits.

The lease liabilities as of January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

(In $ million)
Operating lease commitments as of December 31, 2018	383
Payments in optional extension periods not recognized as of December 31, 2018	76
Undiscounted operating lease commitments as of January 1, 2019	459

Weighted average incremental borrowing rate as of January 1, 2019	7.65%

Discounted operating lease commitments as of January 1, 2019	373
Net adjustment for leases previously classified as finance leases and commitments related to short-term leases and leases of low-value assets	17
Lease liabilities as of January 1, 2019	390

Summary of new accounting policies

Set out below are the new accounting policies of the Group upon adoption of IFRS 16, which have been applied from the date of initial application:

(a)    Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of their estimated useful lives and the lease term. Right-of-use assets are tested for impairment.

(b)    Lease liabilities

Lease liabilities are recognized at the commencement date of the lease, measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

(c)    Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases. It also applies the lease of low-value assets recognition exemption to its leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

(d)    Significant judgement in determining the lease term of contracts with options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group considers all relevant factors that create an economic incentive (or disincentive) to exercise an option. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option.

The carrying amounts of the Group’s right-of-use assets and amount of depreciation expense recorded during the periods are set out below:

	Right-of-use assets
(In $ million)	Real estate	Non-real estate	Total
Carrying amount as of June 30, 2019	316	47	363
Depreciation expense for the three month period ended June 30, 2019	18	5	23
Depreciation expense for the six month period ended June 30, 2019	36	9	45

Total additions to right-of-use assets were $34 million and $41 million during the three and six month periods ended June 30, 2019, respectively. Total cash outflows related to leases were $39 million and $77 million for the three and six month periods ended June 30, 2019, respectively.

The Group recognized rent expense of $8 million and $15 million from short-term leases and variable lease payments of $5 million and $9 million for the three and six month periods ended June 30, 2019, respectively.

Refer to note 3 for a maturity analysis of lease liabilities.

Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

There have been no other material changes to any previously issued accounting pronouncements or to the Group’s evaluation of the related impact as disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2018.

2.3    Use of estimates and judgments

The preparation of the interim unaudited condensed consolidated financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed consolidated financial statements are consistent with those disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2018.

In connection with the goodwill impairment test for the year ended December 31, 2018, the Group recognized a goodwill impairment charge of $206 million in respect of Graham Packaging. The recognition of this expense was triggered by the lower than expected performance of Graham Packaging during the year ended December 31, 2018, particularly during the three month period ended December 31, 2018, and lower near term earnings expectations. The estimated recoverable amount was determined using a fair value less costs of disposal methodology. This estimate of fair value represents a Level 3 hierarchy, which includes inputs that are not based on observable market data. As a result of the impairment, the carrying value of Graham Packaging is approximately the same as its recoverable amount. A reasonably possible unexpected deterioration in financial performance or adverse change in the earnings multiple may result in a further impairment. No triggering events that would require further testing of goodwill impairment were identified during the six month period ended June 30, 2019.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

3.    Financial risk management

3.1     Liquidity risk

The following table sets out contractual cash flows for borrowings and lease liabilities:

(In $ million)	Financial liabilities	Less than one year	One to three years	Three to five years	Greater than five years
As of June 30, 2019*
Borrowings, including interest	13,030	1,065	5,178	5,399	1,388
Lease liabilities	480	109	177	109	85

As of December 31, 2018*
Borrowings, including interest**	13,406	1,087	5,319	5,556	1,444

*
The exchange rate on euro-denominated borrowings and non-U.S. dollar lease liabilities and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of June 30, 2019 and December 31, 2018.

**
Contractual cash flows presented as of December 31, 2018 have been adjusted to correct for an overstatement of borrowings as previously reported in the liquidity risk disclosure for the year ended December 31, 2018.

If the Group exercised all extension options not currently included in lease liabilities, it could have a material impact.

There are no significant commitments for leases not commenced as of June 30, 2019.

Trade and other payables, excluding accrued interest, that are due in less than one year were $1,042 million and $1,015 million as of June 30, 2019 and December 31, 2018, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group’s derivative financial instruments are valued using models or other valuation methodologies which utilize Level 2 inputs as well as unobservable Level 3 inputs. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as other relevant economic measures. Subsequent to the initial valuation, the Group updates the Level 2 inputs to reflect observable market changes and any resulting gains and losses are recorded in the appropriate level category. Level 3 inputs are changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations or other empirical market data. Valuation adjustments are integral to determining the fair value of derivatives. For derivatives that include significant unobservable inputs, the Group develops models or exit price adjustments to account for the valuation uncertainty present in the transaction. In circumstances where the Group cannot verify the model value by reference to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value. Changes in any one or more of these assumptions could have a significant impact on the values. The valuation of the embedded derivatives is primarily derived from market prices, risk free rates, volatility factors and refinancing cost assumptions. Refinancing cost assumptions are not a market observable input and the Group assumes 1.25% percent for such costs.

The following table summarizes the valuation of the Group’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2019 and December 31, 2018:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

(In $ million)	Level 1	Level 2	Level 3	Total
As of June 30, 2019
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(3)	—	(3)
Interest rate swap derivatives, net	—	12	—	12
Embedded derivatives	—	—	100	100
Total	—	9	100	109

As of December 31, 2018
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(17)	—	(17)
Interest rate swap derivatives, net	—	28	—	28
Embedded derivatives	—	12	—	12
Total	—	23	—	23

Level 3 rollforward

If an asset or liability was transferred to a Level 3 during a reporting period, its entire gain or loss for the period is included in Level 3. Transfers between levels are reported at the beginning of the reporting period in which they occur. The table below presents changes in fair value for all assets and liabilities categorized as Level 3 as of June 30, 2019:

(In $ million)	Embedded derivatives
Balance as of January 1, 2019	—
Net transfers to Level 3	12
Net gains (losses) recognized in net financial income (expenses)	88
Balance as of June 30, 2019	100

During the six month period ended June 30, 2019, embedded derivatives of $12 million were transferred from Level 2 to Level 3 within the fair value hierarchy. The Group changed the valuation model used to value the embedded derivatives to improve the transparency of inputs used and incorporate additional inputs which were relevant to the valuation of these instruments. The Group has accounted for the impact of this as a change in estimate under IAS 8 as the Group believes the updated model provides a more accurate estimate of fair value.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

4.    Segment reporting

The Group’s reportable business segments are as follows:

•
Reynolds Consumer Products — Reynolds Consumer Products is a manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and plastic egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a designer and manufacturer of value-added, custom blow-molded plastic containers for consumer products.

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic and aluminum beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense or benefit, net financial income or expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, related party management fees, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs, strategic review costs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

Business segment reporting

	For the three month period ended June 30, 2019
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	758	842	499	358	191	—	2,648
Total inter-segment revenue	38	110	—	31	10	(189)	—
Total segment revenue	796	952	499	389	201	(189)	2,648
Gross profit	231	179	68	55	36	(1)	568
Expenses and other income	(71)	(98)	(57)	(23)	(15)	(45)	(309)
Earnings before interest and tax (“EBIT”)	160	81	11	32	21	(46)	259
Financial income							15
Financial expenses							(164)
Profit (loss) before income tax							110
Income tax (expense) benefit							(33)
Profit (loss)							77

Earnings before interest and tax (“EBIT”)	160	81	11	32	21	(46)	259
Depreciation and amortization	23	59	68	18	17	1	186
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	183	140	79	50	38	(45)	445

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

	For the three month period ended June 30, 2019
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	183	140	79	50	38	(45)	445
Included in EBITDA:
Asset impairment charges, net of reversals	—	1	16	—	—	—	17
(Gain) loss on sale of businesses and non-current assets	—	22	(5)	—	(3)	—	14
Non-cash pension expense	—	—	—	—	—	18	18
Operational process engineering-related consultancy costs	—	6	—	—	—	—	6
Related party management fee	—	—	—	—	—	8	8
Restructuring costs, net of reversals	—	—	5	—	1	—	6
Strategic review costs	—	—	—	—	—	6	6
Other	(1)	—	—	2	—	—	1
Adjusted EBITDA	182	169	95	52	36	(13)	521

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

	For the six month period ended June 30, 2019
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	1,382	1,636	1,012	722	367	—	5,119
Total inter-segment revenue	79	234	—	65	20	(398)	—
Total segment revenue	1,461	1,870	1,012	787	387	(398)	5,119
Gross profit	393	324	140	104	65	(3)	1,023
Expenses and other income	(137)	(166)	(102)	(43)	(33)	(83)	(564)
Earnings before interest and tax (“EBIT”)	256	158	38	61	32	(86)	459
Financial income							86
Financial expenses							(329)
Profit (loss) before income tax							216
Income tax (expense) benefit							(71)
Profit (loss)							145

Earnings before interest and tax (“EBIT”)	256	158	38	61	32	(86)	459
Depreciation and amortization	46	117	135	36	31	1	366
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	302	275	173	97	63	(85)	825

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

	For the six month period ended June 30, 2019
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	302	275	173	97	63	(85)	825
Included in EBITDA:
Asset impairment charges, net of reversals	—	1	16	—	1	—	18
(Gain) loss on sale of businesses and non-current assets	—	22	(5)	—	(3)	—	14
Non-cash pension expense	—	—	—	—	—	37	37
Operational process engineering-related consultancy costs	—	13	—	—	—	—	13
Related party management fee	—	—	—	—	—	13	13
Restructuring costs, net of reversals	—	—	6	—	2	—	8
Unrealized (gain) loss on derivatives	(8)	(7)	—	1	—	—	(14)
Strategic review costs	—	—	—	—	—	6	6
Other	—	4	—	2	1	(1)	6
Adjusted EBITDA	294	308	190	100	64	(30)	926
Segment assets as of June 30, 2019 (excluding intercompany balances)	4,300	5,043	4,049	1,200	1,064	1,098	16,754
Segment liabilities as of June 30, 2019 (excluding intercompany balances)	725	1,206	862	440	249	11,403	14,885

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

	For the three month period ended June 30, 2018
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	755	844	541	374	225	—	2,739
Total inter-segment revenue	42	135	—	22	10	(209)	—
Total segment revenue	797	979	541	396	235	(209)	2,739
Gross profit	207	166	75	64	44	—	556
Expenses and other income	(71)	(86)	(43)	(16)	(21)	(34)	(271)
Earnings before interest and tax (“EBIT”)	136	80	32	48	23	(34)	285
Financial income							42
Financial expenses							(250)
Profit (loss) before income tax							77
Income tax (expense) benefit							(21)
Profit (loss)							56

Earnings before interest and tax (“EBIT”)	136	80	32	48	23	(34)	285
Depreciation and amortization	21	49	65	15	12	—	162
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	157	129	97	63	35	(34)	447

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

	For the three month period ended June 30, 2018
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	157	129	97	63	35	(34)	447
Included in EBITDA:
Asset impairment charges, net of reversals	—	4	3	—	2	—	9
(Gain) loss on sale of businesses and non-current assets	—	15	(4)	—	(2)	—	9
Non-cash pension expense	—	—	—	—	—	14	14
Related party management fee	—	—	—	—	—	7	7
Unrealized (gain) loss on derivatives	(1)	(4)	—	(1)	—	—	(6)
Other	—	5	(1)	—	(1)	2	5
Adjusted EBITDA	156	149	95	62	34	(11)	485

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

	For the six month period ended June 30, 2018
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	1,379	1,608	1,078	743	432	—	5,240
Total inter-segment revenue	82	264	—	48	19	(413)	—
Total segment revenue	1,461	1,872	1,078	791	451	(413)	5,240
Gross profit	362	300	150	111	79	—	1,002
Expenses and other income	(148)	(167)	(97)	(33)	(12)	(67)	(524)
Earnings before interest and tax (“EBIT”)	214	133	53	78	67	(67)	478
Financial income							29
Financial expenses							(456)
Profit (loss) before income tax							51
Income tax (expense) benefit							(19)
Profit (loss)							32

Earnings before interest and tax (“EBIT”)	214	133	53	78	67	(67)	478
Depreciation and amortization	43	105	128	30	26	—	332
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	257	238	181	108	93	(67)	810

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

	For the six month period ended June 30, 2018
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	257	238	181	108	93	(67)	810
Included in EBITDA:
Asset impairment charges, net of reversals	—	5	5	—	4	—	14
(Gain) loss on sale of businesses and non-current assets	—	23	3	—	(32)	—	(6)
Non-cash pension expense	—	—	—	—	—	27	27
Operational process engineering-related consultancy costs	—	7	—	—	—	—	7
Related party management fee	—	—	—	—	—	13	13
Restructuring costs, net of reversals	—	2	4	—	1	—	7
Unrealized (gain) loss on derivatives	7	—	—	(1)	—	—	6
Other	—	1	(1)	(3)	(1)	3	(1)
Adjusted EBITDA	264	276	192	104	65	(24)	877
Segment assets as of December 31, 2018 (excluding intercompany balances)	4,108	4,702	3,958	1,129	994	1,287	16,178
Segment liabilities as of December 31, 2018 (excluding intercompany balances)	593	880	705	371	235	11,768	14,552

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

Information about geographic area

The Group's revenue from external customers by geographic origin is detailed below. In presenting information on a geographic basis, revenue has been reported based on the location of the business operations.

(In $ million)	United States	Remaining North American Region	Asia	Europe	South America	Other	Total
For the three month period ended June 30, 2019
Reynolds Consumer Products	784	12	—	—	—	—	796
Pactiv Foodservice	865	85	2	—	—	—	952
Graham Packaging	434	24	1	28	12	—	499
Evergreen	340	8	41	—	—	—	389
Closures	104	18	40	23	14	2	201
Corporate / Unallocated	(189)	—	—	—	—	—	(189)
Total revenue	2,338	147	84	51	26	2	2,648

For the six month period ended June 30, 2019
Reynolds Consumer Products	1,438	22	1	—	—	—	1,461
Pactiv Foodservice	1,690	173	7	—	—	—	1,870
Graham Packaging	880	47	1	60	24	—	1,012
Evergreen	693	16	78	—	—	—	787
Closures	200	36	72	45	31	3	387
Corporate / Unallocated	(397)	(1)	—	—	—	—	(398)
Total revenue	4,504	293	159	105	55	3	5,119

For the three month period ended June 30, 2018
Reynolds Consumer Products	777	20	—	—	—	—	797
Pactiv Foodservice	882	90	7	—	—	—	979
Graham Packaging	466	28	1	34	12	—	541
Evergreen	346	8	42	—	—	—	396
Closures	112	22	45	33	19	4	235
Corporate / Unallocated	(200)	(9)	—	—	—	—	(209)
Total revenue	2,383	159	95	67	31	4	2,739

For the six month period ended June 30, 2018
Reynolds Consumer Products	1,423	37	1	—	—	—	1,461
Pactiv Foodservice	1,682	175	15	—	—	—	1,872
Graham Packaging	922	54	4	72	26	—	1,078
Evergreen	696	17	78	—	—	—	791
Closures	216	40	87	61	41	6	451
Corporate / Unallocated	(397)	(16)	—	—	—	—	(413)
Total revenue	4,542	307	185	133	67	6	5,240

There was no revenue from external customers in New Zealand, where the Company is domiciled, for any period presented.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

Information about major product lines

Supplemental information on net sales by major product line is set forth below:

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2019	2018	2019	2018
Reynolds Consumer Products
Waste and storage products	310	317	599	597
Cooking products	278	281	490	501
Tableware	208	199	372	363
Pactiv Foodservice
Foodservice packaging	952	979	1,870	1,872
Graham Packaging
Food and beverage plastic containers	350	372	710	743
Non-food plastic containers	149	169	302	335
Evergreen
Carton packaging	193	190	388	388
Liquid packaging board	112	115	226	221
Paper products	84	91	173	182
Closures
Caps and closures	201	235	387	451
Corporate / Unallocated
Inter-segment eliminations	(189)	(209)	(398)	(413)
Total revenue	2,648	2,739	5,119	5,240

5.    Seasonality

The Group’s business is impacted by seasonal fluctuations.

Reynolds Consumer Products

Reynolds Consumer Products’ operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice’s operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest and holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging’s operations are slightly seasonal with higher levels of unit volume sales of bottled beverages during the summer months, most significantly in North America.

Evergreen

Evergreen’s operations are moderately seasonal. Evergreen’s customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures’ operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In addition, in order to avoid capacity shortfalls in the summer months, Closures’ customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

6.    Net other income (expenses)

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2019	2018	2019	2018
Asset impairment charges, net of reversals	(17)	(9)	(18)	(14)
Gain (loss) on sale of businesses and non-current assets	(14)	(9)	(14)	6
Related party management fee (refer to note 13)	(8)	(7)	(13)	(13)
Unrealized gain (loss) on derivatives	2	6	14	(6)
Other	3	(4)	7	(1)
Net other income (expenses)	(34)	(23)	(24)	(28)

Asset impairment charges in the current year period primarily relate to certain plant rationalizations at Graham Packaging.

7.    Financial income and expenses

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2019	2018	2019	2018
Interest income	3	—	6	2
Interest income on related party loans	4	5	8	9
Net gain in fair value of derivatives	7	—	72	—
Net foreign currency exchange gain	1	37	—	18
Financial income	15	42	86	29
Interest expense:
Securitization Facility	(4)	(3)	(9)	(7)
Credit Agreement	(45)	(41)	(90)	(79)
Reynolds Notes:
5.750% Senior Secured Notes due 2020	(45)	(45)	(90)	(90)
6.875% Senior Secured Notes due 2021	(6)	(6)	(12)	(15)
Floating Rate Senior Secured Notes due 2021	(9)	(9)	(18)	(18)
5.125% Senior Secured Notes due 2023	(20)	(20)	(41)	(41)
7.000% Senior Notes due 2024	(14)	(14)	(28)	(28)
Pactiv Notes:
7.950% Debentures due 2025	(5)	(5)	(11)	(11)
8.375% Debentures due 2027	(4)	(4)	(8)	(8)
Lease liabilities	(8)	—	(15)	—
Amortization of:
Transaction costs	(4)	(4)	(8)	(8)
Embedded derivatives	1	1	3	3
Net loss in fair value of derivatives	—	(98)	—	(148)
Net foreign currency exchange loss	—	—	(1)	—
Loss on extinguishment of debt(a)	—	—	—	(3)
Other	(1)	(2)	(1)	(3)
Financial expenses	(164)	(250)	(329)	(456)
Net financial income (expenses)	(149)	(208)	(243)	(427)

(a)
The 2018 loss on extinguishment of debt included $3 million of redemption premiums related to the repayment of $300 million aggregate principal amount of the outstanding 6.875% Senior Secured Notes due 2021.

Refer to note 11 for information on the Group’s borrowings.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

8.    Income tax

Reconciliation of income tax expense

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2019	2018	2019	2018
Profit (loss) before income tax	110	77	216	51
Income tax using the New Zealand tax rate of 28%	(30)	(22)	(60)	(14)
Effect of tax rates in foreign jurisdictions	5	1	7	—
Non-deductible expenses and permanent differences	(7)	(17)	(8)	(12)
Tax uncertainties	10	—	10	—
Withholding tax	(2)	(1)	(5)	(3)
Over (under) provided in prior period	3	—	3	—
Change in unrecognized deferred tax assets	(8)	8	(13)	1
Legislative changes	(1)	11	(1)	12
Other	(3)	(1)	(4)	(3)
Total income tax (expense) benefit	(33)	(21)	(71)	(19)

The effective tax rates for the three and six month periods ended June 30, 2019 and 2018 represent the Group’s estimate of the effective rates expected to be applicable for the respective full fiscal years, adjusted for any discrete events which are recorded in the period that they occur.

The period-over-period changes in the effective tax rate reflect (i) changes in the mix of book income and losses taxed at varying rates among the jurisdictions in which the Group operates, (ii) the inability to realize a tax benefit for interest expense and losses in certain jurisdictions and (iii) changes in uncertain tax positions.

In addition to the above amounts, for the three and six month periods ended June 30, 2019, the Group has recognized tax benefit of $6 million and tax expense of $29 million, respectively, directly in other comprehensive income (three and six month periods ended June 30, 2018: tax expense of $57 million and $74 million, respectively).

9.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2019	2018	2019	2018
Cost of sales	125	100	245	206
Selling, marketing and distribution	1	—	1	—
General and administration expenses	4	3	8	5
Total depreciation expense	130	103	254	211

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended June 30,		For the six month period ended June 30,
(In $ million)	2019	2018	2019	2018
Cost of sales	10	11	20	21
General and administration expenses	46	48	92	100
Total amortization expense	56	59	112	121

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

10.    Inventories

(In $ million)	As of June 30, 2019	As of December 31, 2018
Raw materials and consumables(a)	391	392
Work in progress(a)	204	200
Finished goods(a)	818	724
Engineering and maintenance materials	131	123
Provision against inventories	(27)	(28)
Total inventories	1,517	1,411

(a)	Amounts as of December 31, 2018 have been revised to correct immaterial classification errors.

During the three and six month periods ended June 30, 2019, the raw materials elements of inventories recognized in the statements of comprehensive income as a component of cost of sales totaled approximately $1.1 billion and $2.2 billion, respectively (three and six month periods ended June 30, 2018: $1.2 billion and $2.3 billion, respectively).

11.    Borrowings

As of June 30, 2019, the Group was in compliance with all of its covenants.
The Group’s borrowings are detailed below.

(In $ million)	As of June 30, 2019	As of December 31, 2018
Securitization Facility	420	420
Credit Agreement	3,509	3,528
Reynolds Notes:
Reynolds Senior Secured Notes:
5.750% Senior Secured Notes due 2020	3,137	3,137
6.875% Senior Secured Notes due 2021	345	345
Floating Rate Senior Secured Notes due 2021	750	750
5.125% Senior Secured Notes due 2023	1,600	1,600
Reynolds Senior Notes:
7.000% Senior Notes due 2024	800	800
Pactiv Notes:
7.950% Debentures due 2025	276	276
8.375% Debentures due 2027	200	200
Other	17	20
Total principal amount of borrowings	11,054	11,076
Transaction costs	(51)	(59)
Embedded derivatives	20	23
Original issue discounts, net of premiums	(5)	(5)
Less:
Finance leases classified as lease liabilities	(16)	—
Carrying value	11,002	11,035

Current borrowings	454	455
Non-current borrowings	10,548	10,580
Total borrowings	11,002	11,035

11.1        Securitization Facility

The $600 million securitization facility (the “Securitization Facility”) matures on March 22, 2022. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables. The Securitization Facility is secured by all of the assets of the borrower, which are primarily the eligible trade receivables and cash. The terms of the arrangement do not result in the derecognition of the trade

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

receivables by the Group. The Securitization Facility has an interest rate equal to one-month LIBOR with a 0.0% floor, plus a margin of 1.75% per annum.

11.2        Credit Agreement

The Company and certain members of the Group are parties to a senior secured credit agreement dated August 5, 2016 (the “Credit Agreement”). The Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Current facility value (in million)	Value drawn or utilized as of June 30, 2019 (in million)	Applicable interest rate as of June 30, 2019
Term Tranches
U.S. Term Loans	$	February 5, 2023		3,232	LIBOR (floor of 0.000%) + 2.750%
European Term Loans	€	February 5, 2023		243	EURIBOR (floor of 0.000%) + 3.250%
Revolving Tranche(1)
U.S. Revolving Loans	$	August 5, 2021	302	56	—

(1)	The Revolving Tranche was utilized in the form of letters of credit.

Indebtedness under the Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the principal amount of the term loans outstanding on February 7, 2017. The borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments were due in 2018 for the year ended December 31, 2017 or are due in 2019 for the year ended December 31, 2018.

The guarantee and security arrangements and covenants under the Credit Agreement are unchanged from December 31, 2018.

11.3        Reynolds Notes

The maturity and interest payment dates of the Group’s outstanding borrowings as of June 30, 2019 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (New Zealand) Limited (together, the “Reynolds Notes Issuers”) are summarized below:

	Maturity date	Interest payment dates
5.750% Senior Secured Notes due 2020	October 15, 2020	April 15 and October 15
6.875% Senior Secured Notes due 2021	February 15, 2021	February 15 and August 15
Floating Rate Senior Secured Notes due 2021(1)	July 15, 2021	January 15, April 15, July 15 and October 15
5.125% Senior Secured Notes due 2023(2)	July 15, 2023	January 15 and July 15
7.000% Senior Notes due 2024	July 15, 2024	January 15 and July 15

(1)
The Floating Rate Senior Secured Notes due 2021 have an interest rate equal to three-month U.S. LIBOR plus 3.500% reset quarterly. In July 2016, the Group entered into an interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Noted due 2021. While the Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is 4.670% from October 15, 2016.

(2)	$250 million aggregate principal amount of 5.125% Senior Secured Notes due 2023 were issued at an issue price of 103.500%.

On February 15, 2018, the Group repaid $300 million aggregate principal amount of the outstanding 6.875% Senior Secured Notes due 2021 at a redemption price of 101.146% plus accrued and unpaid interest.

Refer to note 7 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.

Assets pledged as security for borrowings

The shares in Beverage Packaging Holdings I Limited ("BP I") (a wholly owned subsidiary of the Company) have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, the Company, BP I and certain subsidiaries of BP I have pledged substantially all of their assets as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the Reynolds Notes are unchanged from December 31, 2018.

11.4    Pactiv Notes

The maturity and interest payment dates of the Group’s outstanding borrowings as of June 30, 2019 issued by Pactiv LLC are summarized as follows:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

	Maturity date	Semi-annual interest payment dates
7.950% Debentures due 2025	December 15, 2025	June 15 and December 15
8.375% Debentures due 2027	April 15, 2027	April 15 and October 15

On January 15, 2018, the Group repaid upon maturity all of the $16 million aggregate principal amount outstanding of the 6.400% Notes due 2018 plus accrued and unpaid interest.

The guarantee arrangements, indenture restrictions and redemption terms for the Pactiv Notes are unchanged from December 31, 2018.

11.5    Other

As of June 30, 2019, in addition to the Securitization Facility, the Credit Agreement, the Reynolds Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of June 30, 2019, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other, as of December 31, 2018, also included finance lease obligations of $19 million. As of June 30, 2019, these lease arrangements are now included in lease liabilities.

12.    Related parties

The nature of the Group’s related party relationships, balances and transactions as of and for the three and six month periods ended June 30, 2019 are consistent with the information presented in note 20 of the Group’s annual consolidated financial statements for the year ended December 31, 2018.

13.    Contingencies

Management fee

The Group’s financing agreements permit the payment to related parties of management, consulting, monitoring, and advising fees (the “Management Fee”) of up to 1.5% of the Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year.

The Credit Agreement permits the Group to pay an additional Management Fee of up to $22 million in respect of the 2009 and 2010 financial years. No amount has been accrued in respect of the remaining 2009 and 2010 permitted Management Fee of up to $22 million.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness (refer to note 11 for additional information).

Other matters

The Group is party to litigation, legal proceedings and tax examinations arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of June 30, 2019, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of June 30, 2019, the Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.

14.    Condensed consolidating guarantor financial information

Certain of the Group’s subsidiaries have guaranteed the Group’s obligations under the Reynolds Notes (as defined in note 11).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of June 30, 2019 and December 31, 2018 and the related statements of comprehensive income for the three and six month periods ended June 30, 2019 and 2018 and statements of cash flows for the six month periods ended June 30, 2019 and 2018 of:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

a.	Reynolds Group Holdings Limited, the Parent;

b.	the Reynolds Notes Issuers (as defined in note 11);

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

(2)
Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Reynolds Notes Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statements of comprehensive income for the three and six month periods ended June 30, 2019 and 2018, the condensed consolidating statements of cash flows for the six month periods ended June 30, 2019 and 2018, and the condensed consolidating statements of financial position as of June 30, 2019 and December 31, 2018 reflect the current guarantor structure of the Group.

Each guarantor subsidiary is 100% owned by the Parent. The notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed consolidating statements of comprehensive income, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of comprehensive income, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in note 2 and the annual financial statements for the year ended December 31, 2018 and comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

Condensed consolidating statement of comprehensive income

	For the three month period ended June 30, 2019
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,432	273	(57)	2,648
Cost of sales	—	—	(1,906)	(231)	57	(2,080)
Gross profit	—	—	526	42	—	568
Net other income (expenses) and share of equity method earnings, net of income tax	75	—	5	(24)	(90)	(34)
Selling, marketing and distribution expenses	—	—	(60)	(6)	—	(66)
General and administration expenses	—	—	(196)	(13)	—	(209)
Profit (loss) from operating activities	75	—	275	(1)	(90)	259
Financial income	4	125	13	18	(145)	15
Financial expenses	(3)	(101)	(191)	(14)	145	(164)
Net financial income (expenses)	1	24	(178)	4	—	(149)
Profit (loss) before income tax	76	24	97	3	(90)	110
Income tax (expense) benefit	—	(5)	(16)	(12)	—	(33)
Profit (loss) for the period	76	19	81	(9)	(90)	77
Total other comprehensive income (loss) for the period, net of income tax	(13)	—	(11)	17	(6)	(13)
Total comprehensive income (loss) for the period	63	19	70	8	(96)	64

Profit (loss) for the period attributable to:
Equity holder of the Group	76	19	81	(10)	(90)	76
Non-controlling interests	—	—	—	1	—	1
	76	19	81	(9)	(90)	77

Total comprehensive income (loss) attributable to:
Equity holder of the Group	63	19	70	7	(96)	63
Non-controlling interests	—	—	—	1	—	1
	63	19	70	8	(96)	64

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

Condensed consolidating statement of comprehensive income

	For the six month period ended June 30, 2019
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	4,690	539	(110)	5,119
Cost of sales	—	—	(3,750)	(456)	110	(4,096)
Gross profit	—	—	940	83	—	1,023
Net other income (expenses) and share of equity method earnings, net of income tax	139	—	102	(26)	(239)	(24)
Selling, marketing and distribution expenses	—	—	(121)	(12)	—	(133)
General and administration expenses	—	—	(380)	(27)	—	(407)
Profit (loss) from operating activities	139	—	541	18	(239)	459
Financial income	8	311	24	35	(292)	86
Financial expenses	(3)	(203)	(388)	(27)	292	(329)
Net financial income (expenses)	5	108	(364)	8	—	(243)
Profit (loss) before income tax	144	108	177	26	(239)	216
Income tax (expense) benefit	—	(24)	(29)	(18)	—	(71)
Profit (loss) for the period	144	84	148	8	(239)	145
Total other comprehensive income (loss) for the period, net of income tax	103	—	100	14	(114)	103
Total comprehensive income (loss) for the period	247	84	248	22	(353)	248

Profit (loss) for the period attributable to:
Equity holder of the Group	144	84	148	7	(239)	144
Non-controlling interests	—	—	—	1	—	1
	144	84	148	8	(239)	145

Total comprehensive income (loss) attributable to:
Equity holder of the Group	247	84	248	21	(353)	247
Non-controlling interests	—	—	—	1	—	1
	247	84	248	22	(353)	248

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

Condensed consolidating statement of financial position

	Balance as of June 30, 2019
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	614	114	—	728
Trade and other receivables, net	1	—	103	1,152	—	1,256
Inventories	—	—	1,381	136	—	1,517
Inter-group receivables	—	1,196	34	1	(1,231)	—
Assets held for sale	—	—	7	—	—	7
Other assets	—	7	103	15	—	125
Total current assets	1	1,203	2,242	1,418	(1,231)	3,633
Investments in subsidiaries	1,656	—	997	—	(2,653)	—
Property, plant and equipment	—	—	3,088	339	—	3,427
Intangible assets	—	—	8,833	278	—	9,111
Inter-group receivables	11	6,135	1,334	202	(7,682)	—
Other assets	332	104	105	42	—	583
Total non-current assets	1,999	6,239	14,357	861	(10,335)	13,121
Total assets	2,000	7,442	16,599	2,279	(11,566)	16,754
Liabilities
Trade and other payables	15	120	891	170	—	1,196
Borrowings	—	—	36	418	—	454
Lease liabilities	—	—	74	9	—	83
Inter-group payables	—	17	1,198	16	(1,231)	—
Other liabilities	1	—	207	29	—	237
Total current liabilities	16	137	2,406	642	(1,231)	1,970
Borrowings	—	6,609	3,939	—	—	10,548
Lease liabilities	—	—	283	25	—	308
Inter-group liabilities	120	490	6,344	728	(7,682)	—
Other liabilities	—	22	1,971	66	—	2,059
Total non-current liabilities	120	7,121	12,537	819	(7,682)	12,915
Total liabilities	136	7,258	14,943	1,461	(8,913)	14,885
Net assets	1,864	184	1,656	818	(2,653)	1,869
Equity
Equity attributable to equity holder of the Group	1,864	184	1,656	813	(2,653)	1,864
Non-controlling interests	—	—	—	5	—	5
Total equity	1,864	184	1,656	818	(2,653)	1,869

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

Condensed consolidating statement of cash flows

	For the six month period ended June 30, 2019
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(31)	(194)	469	(2)	29	271

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(265)	(23)	—	(288)
Proceeds from sale of property, plant and equipment and other assets	—	—	10	3	—	13
Disposal of businesses, net of cash disposed	—	—	—	(2)	—	(2)
Net related party (advances) repayments	—	176	(55)	(6)	(115)	—
Related party interest received	—	18	11	—	(29)	—
Proceeds from related party loan repayment	5	—	—	—	—	5
Other	—	—	2	—	—	2
Net cash from (used in) investing activities	5	194	(297)	(28)	(144)	(270)

Cash flows from (used in) financing activities
Repayment of borrowings	—	—	(18)	—	—	(18)
Repayment of lease liabilities	—	—	(34)	(4)	—	(38)
Net related party borrowings (repayments)	26	—	(169)	28	115	—
Other	—	—	—	(1)	—	(1)
Net cash from (used in) financing activities	26	—	(221)	23	115	(57)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

Condensed consolidating statement of comprehensive income

	For the three month period ended June 30, 2018
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,482	311	(54)	2,739
Cost of sales	—	—	(1,978)	(259)	54	(2,183)
Gross profit	—	—	504	52	—	556
Net other income (expenses) and share of equity method earnings, net of income tax	55	—	(39)	(16)	(23)	(23)
Selling, marketing and distribution expenses	—	—	(62)	(5)	—	(67)
General and administration expenses	—	—	(166)	(15)	—	(181)
Profit (loss) from operating activities	55	—	237	16	(23)	285
Financial income	4	125	48	14	(149)	42
Financial expenses	(4)	(195)	(191)	(9)	149	(250)
Net financial income (expenses)	—	(70)	(143)	5	—	(208)
Profit (loss) before income tax	55	(70)	94	21	(23)	77
Income tax (expense) benefit	—	16	(29)	(8)	—	(21)
Profit (loss) for the period	55	(54)	65	13	(23)	56
Total other comprehensive income (loss) for the period, net of income tax	79	—	93	(46)	(47)	79
Total comprehensive income (loss) for the period	134	(54)	158	(33)	(70)	135

Profit (loss) for the period attributable to:
Equity holder of the Group	55	(54)	65	12	(23)	55
Non-controlling interests	—	—	—	1	—	1
	55	(54)	65	13	(23)	56

Total comprehensive income (loss) attributable to:
Equity holder of the Group	134	(54)	158	(34)	(70)	134
Non-controlling interests	—	—	—	1	—	1
	134	(54)	158	(33)	(70)	135

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

Condensed consolidating statement of comprehensive income

	For the six month period ended June 30, 2018
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	4,729	615	(104)	5,240
Cost of sales	—	—	(3,824)	(518)	104	(4,238)
Gross profit	—	—	905	97	—	1,002
Net other income (expenses) and share of equity method earnings, net of income tax	27	—	(45)	(20)	10	(28)
Selling, marketing and distribution expenses	—	—	(121)	(12)	—	(133)
General and administration expenses	—	—	(333)	(30)	—	(363)
Profit (loss) from operating activities	27	—	406	35	10	478
Financial income	9	253	44	25	(302)	29
Financial expenses	(5)	(349)	(385)	(19)	302	(456)
Net financial income (expenses)	4	(96)	(341)	6	—	(427)
Profit (loss) before income tax	31	(96)	65	41	10	51
Income tax (expense) benefit	—	22	(25)	(16)	—	(19)
Profit (loss) for the period	31	(74)	40	25	10	32
Total other comprehensive income (loss) for the period, net of income tax	187	—	197	(2)	(195)	187
Total comprehensive income (loss) for the period	218	(74)	237	23	(185)	219

Profit (loss) for the period attributable to:
Equity holder of the Group	31	(74)	40	24	10	31
Non-controlling interests	—	—	—	1	—	1
	31	(74)	40	25	10	32

Total comprehensive income (loss) attributable to:
Equity holder of the Group	218	(74)	237	22	(185)	218
Non-controlling interests	—	—	—	1	—	1
	218	(74)	237	23	(185)	219

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

Condensed consolidating statement of financial position

	Balance as of December 31, 2018
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	663	120	—	783
Trade and other receivables, net	—	—	98	1,023	—	1,121
Inventories	—	—	1,270	141	—	1,411
Inter-group receivables	—	985	28	1	(1,014)	—
Assets held for sale	—	—	5	—	—	5
Other assets	—	11	80	17	—	108
Total current assets	—	996	2,144	1,302	(1,014)	3,428
Investments in subsidiaries	1,408	—	895	—	(2,303)	—
Property, plant and equipment	—	—	2,714	307	—	3,021
Intangible assets	—	—	8,921	301	—	9,222
Inter-group receivables(a)	8	6,301	1,499	245	(8,053)	—
Other assets	328	29	109	41	—	507
Total non-current assets	1,744	6,330	14,138	894	(10,356)	12,750
Total assets	1,744	7,326	16,282	2,196	(11,370)	16,178
Liabilities
Trade and other payables	33	119	832	179	—	1,163
Borrowings	—	—	36	419	—	455
Inter-group payables	—	13	985	16	(1,014)	—
Other liabilities	3	—	234	29	—	266
Total current liabilities	36	132	2,087	643	(1,014)	1,884
Borrowings	—	6,604	3,976	—	—	10,580
Inter-group liabilities(a)	91	490	6,798	674	(8,053)	—
Other liabilities	—	6	2,013	69	—	2,088
Total non-current liabilities	91	7,100	12,787	743	(8,053)	12,668
Total liabilities	127	7,232	14,874	1,386	(9,067)	14,552
Net assets	1,617	94	1,408	810	(2,303)	1,626
Equity
Equity attributable to equity holder of the Group	1,617	94	1,408	801	(2,303)	1,617
Non-controlling interests	—	—	—	9	—	9
Total equity	1,617	94	1,408	810	(2,303)	1,626

(a)	Amounts as of December 31, 2018 have been revised to correct immaterial classification errors.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

Condensed consolidating statement of cash flows

	For the six month period ended June 30, 2018
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	(203)	349	(4)	158	300

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(259)	(18)	—	(277)
Disposal of businesses, net of cash disposed	—	—	114	(1)	—	113
Net related party (advances) repayments	—	358	(35)	(48)	(275)	—
Related party interest received	—	145	13	—	(158)	—
Other	—	—	3	1	—	4
Net cash from (used in) investing activities	—	503	(164)	(66)	(433)	(160)

Cash flows from (used in) financing activities
Repayment of borrowings	—	(300)	(34)	—	—	(334)
Net related party borrowings (repayments)	—	—	(310)	35	275	—
Other	—	—	(2)	(1)	—	(3)
Net cash from (used in) financing activities	—	(300)	(346)	34	275	(337)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and six month periods ended June 30, 2019

15.    Subsequent events

There have been no events subsequent to June 30, 2019 which would require accrual or disclosure in these interim unaudited condensed consolidated financial statements.